

May 15, 2009

By U.S. Mail and Facsimile to: (413) 788-4183

Mark A. Roberts
Chief Financial Officer
United Financial Bancorp, Inc.
95 Elm Street
West Springfield, MA 01089

> **Re:** **United Financial Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 000-52947**

Dear Mr. Roberts:

We have reviewed the above referenced filings and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Share Repurchase Table, page 47

1.   Please provide us with the footnote disclosures required by Instruction 2 to paragraphs (b)(3) and (b)(4) of Item 703 with respect to the share repurchase tables contained in the Form 10-K and your Form 10-Q. Confirm that you will revise future filings accordingly.

Item 10. Directors, Executive Officers and Corporate Governance

Definitive Proxy Statement on Schedule 14A

Lead Director, page 6

2.   Please tell us who your lead director is and when his or her term expires and confirm that you will revise future filings accordingly.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Transactions with Certain Related Persons, page 31

3.   We note your disclosure that transactions with affiliates were made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loans to other persons. Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Confirm that you will revise future filings accordingly. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Exhibit 3.2

4.   Your Amended and Restated Bylaws included as Exhibit 3.2 to the Form 10-K indicate that they were amended on September 18, 2008. You do not appear to have filed a Form 8-K reporting any amendment(s) at that time. Please tell us the nature of the September 18, 2008 amendment(s) and explain your conclusion that a Form 8-K filing was not required.

<u>Exhibits 31.1 and 31.2</u>

5.   We note that your certifications included as Exhibits 31.1 and 31.2 to the Form
        10-K and the Form 10-Q contain modifications of the exact form of certification
        as set forth in Item 601(b)(31) of Regulation S-K. In particular, the language "(or
        persons performing the equivalent functions)" has been deleted from paragraph 5.
        In future filings, please ensure that the certifications are in the exact form as set
        forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in
        Commission statements or staff interpretations.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revision in future filings, provide
a draft of your proposed disclosure and provide any requested information. We may have
additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Mark A. Roberts
United Financial Bancorp, Inc.
May 15, 2009
Page 4

       Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any questions.

          Sincerely,

          Mark Webb
          Legal Branch Chief